Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 4, 2021

Social Media Posts Regarding the Following:

Hey Reddit, this is John Bissell and Rich Riley, Co-CEOs of Origin Materials. Over the next 7 days the executive team would like to hear your questions about our business, the role of sustainable materials in addressing climate change, and more. Ask Us Anything!

https://www.reddit.com/r/greeninvestor/comments/nrnveo/hey_reddit_this_is_john_bissell_and_rich_riley/

Twitter

LinkedIn

Hey Reddit, this is John Bissell and Rich Riley, Co-CEOs of Origin Materials. Over the next 7 days the executive team would like to hear your questions about our business, the role of sustainable materials in addressing climate change, and more. Ask Us Anything!

If you are familiar with our company, you may know we previously announced our merger with SPAC AACQ and hope to be trading as ORGN after the expected completion of the merger later this month. As part of that process, we’ll be spending a lot of time educating large, institutional investors about Origin Materials and sustainable, carbon-negative, and zero-carbon materials in general. While this is great, we want a process where this information is available to all who have interest in Origin, our mission, and our SPAC, regardless of affiliation, so that everyone has the opportunity to engage with us.

Over the next week, finishing 11:59pm ET on June 10th, we’ll be taking questions from anyone about our business, the future of sustainability and our mission. Like other AMAs, the community will select which questions we’ll answer through upvotes. Once the questions have been chosen, the executive team and the two of us will answer as many of them as we can.

Details:

We’ll answer questions based both on the number of upvotes and on the relevance to the community, meaning questions about our business model, executive team, products, and our upcoming SPAC merger are all encouraged. While we will do our best to answer as many questions as we can, we are held back by certain legal restrictions. These include:

•	Questions around any non-public financials

•	Questions that are inappropriate or irrelevant (this would include any NSFW language, comments that are offensive or hateful)

•	Speculation on future financial performance, growth trends or expansion plans

Because of SEC rules we won’t be able to answer questions in real time. Instead, we will record our responses and post the video to this page.

Please check back later for our update video answering questions!

Proof:

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors.

On February 17, 2021, Origin Materials and Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ, AACQW), a publicly-traded special purpose acquisition company, announced a definitive agreement for a business combination that is expected to result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named Origin Materials and remain listed on the Nasdaq under the new ticker symbol “ORGN.” The transaction, together with anticipated financing and grants, is expected to fully fund Origin Materials until EBITDA positive, and allow Origin Materials to scale and commence commercial production to begin to meet signed customer offtake and capacity reservations of $1.9 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on March 9, 2021, which includes a proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s shareholders and Origin Materials’ stockholders in connection with the proposed transaction. The Registration Statement was declared effective on May 27, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed on or about June 1, 2021 to Artius’s shareholders of record as of May 19, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This communication and subsequent communications on this platform in connection with this communication may contain certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ expectations regarding closing of the business combination transaction. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. These forward-looking statements should not be relied upon as representing Artius’s and Origin Materials’ assessments of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668